Certificate of Notification
                             (Fourth Quarter - 2001)
                             (First Quarter - 2002)

                                    Filed by

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated December 13, 1996 in the matter of File No. 70-8947 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the fourth quarter of 2001 and the first quarter of 2002, GULF had:

Short-term and/or term loan notes outstanding -

December 31, 2001 - $50,000,000
March 31, 2002 - $20,000,000

Notes outstanding to Southern Company Funding Corporation (SCFC) for GULF's portion of SCFC's Commercial Paper program -

December 31, 2001 - $37,400,000
March 31, 2002 - $25,700,000

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

December 31, 2001 - $0
March 31, 2002 - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: May 6, 2002                       GULF POWER COMPANY


                                         By: /s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary